Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-172816

March 24, 2011

QIHOO 360 TECHNOLOGY CO. LTD.

Qihoo 360 Technology Co. Ltd.  has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents Qihoo 360 has filed with the SEC for more complete information about Qihoo 360 and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Qihoo 360 has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Qihoo 360, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: UBS AG (1-888-827-7275) or Citigroup Global Markets Inc. (1-877-858-5407) (calling these numbers is not toll free outside the United States). You may also access Qihoo 360’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1508913/000104746911002598/a2202773zf-1a.htm.

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On March 16, 2011, Qihoo 360 filed Amendment No. 1 to its registration statement on Form F-1, which included a preliminary prospectus dated March 16, 2011. This free writing prospectus describes the amendments that were made in Amendment No. 2 to the Form F-1 as filed via EDGAR with the SEC on March 24, 2011.  All references to page numbers are to the page numbers in the preliminary prospectus, which formed part of Amendment No. 2.

“Risk Factors — Risks Related to Our Business”

Qihoo 360 has updated certain risk factors as follows:

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operation, financial condition and liquidity.

From time to time, we have been, and may be in the future, subject to lawsuits or allegations brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical or otherwise inappropriate business practices. Certain key members of our management team have also been in the past alleged to have committed wrong doings in their prior business affiliations. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-today operations of our company. We are currently involved in several lawsuits in PRC courts where our competitors and an individual instituted proceedings or asserted counterclaims against us or we instituted proceedings or asserted counterclaims against our competitors for unfair competition practices, defamation or breach of contract. See ‘‘Business—Legal Proceedings.’’ We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. In 2008, 2009 and 2010, we did not record any contingency liability relating to pending litigation. However, when we record or revise our estimates of the contingent liability in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against our competitors may not be successful or favorable to us. These litigations and allegations may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and the number of our paying customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

Our business depends on a strong brand and reputation, and if we are not able to maintain and enhance our brand or reputation or if there is negative publicity against us, our business and operating results may be harmed.

We believe that our ‘‘360’’ brand and our reputation have contributed significantly to the success of our business. We also believe that maintaining and enhancing the ‘‘360’’ brand and our reputation are critical to increasing our number of users and customers. As our market becomes increasingly competitive, our success in maintaining and enhancing our brand and reputation will depend largely on our ability to remain as a leading provider of Internet and mobile security products and services in China, which may become more expensive and challenging. Historically, we have developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. We began enhancing marketing and brand promotion efforts in early 2010. However, we cannot assure you that our marketing and brand promotion activities in the future will achieve the expected brand promotion effect. If we fail to maintain and further promote the ‘‘360’’ brand or our reputation, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, historically there has been negative publicity about our company, our products and services and certain key members of our management team. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our brand image and reputation and in turn adversely affect our business and operating results.

Third parties may claim that we infringe their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

From time to time, we may receive claims that we have infringed the intellectual property rights of others. Such claims may be based on our use of trademarks, logos, technologies or other intellectual properties. Any such claim, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend such claims, we could be required to make unavailable or redesign our products and services, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our users. Any royalty or licensing arrangements that we may seek in such circumstances may not be available to us on commercially reasonable terms or at all. Also, if we acquire technology to include in our products from third parties, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. Further, we license and use technologies from third parties in our products and services. These third-party technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third-party software, could result in disruptions in our business that could materially and adversely affect our operating results.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Fair value of our common shares”

Qihoo 360 has amended the disclosure relating to the increase in the fair value of its ordinary shares from $2.58 per share as of June 30, 2010 to $5.01 per share as of January 1, 2011 and from $5.01 per share as of January 1, 2011 to $7.67 per share, based on the mid-point of the estimated range of the initial public offering price, as follows to quantify the significance of each factor to the increase in the fair value of its ordinary shares:

The determined fair value of the ordinary shares significantly increased from $2.58 per share as of June 30, 2010 to $5.01 per share as of January 1, 2011. We believe the increase in the fair value of ordinary shares in this period was primarily attributable to the following factors:

•                  We achieved a better financial performance in full year 2010 than our previous estimate as the result of significant, unexpected revenue growth from online advertising and web games while exercising strict control over our cost and expenses. When preparing our financial forecasts as of June 30, 2010, we estimated that our operating income margin in 2010 would be 13%. Our actual operating margin in 2010 reached 16%. Our operating income in 2010 also exceeded our previous estimates by 25%. In view of the above, when preparing our financial forecasts as of December 2010, we increased our estimates for our net income from our previous estimates made as of June 30, 2010. We believe this factor contributed approximately 55% of the increase in the fair value of our ordinary shares during this period.

•                  Taking into account the improvement of our business performance and indications of the success of our business plan, the company-specific risk factor used in estimating a market participant’s required rate of return for investing in our shares was reduced by 3%, reflecting the decrease in the perceived risk in achieving our financial forecasts. Therefore, the overall discount rate was lowered from 20% as of June

31, 2010 to 18% as of December 31, 2010. We believe this factor contributed approximately 30% of the increase in the fair value of our ordinary shares during this period.

•                  In connection with our financial forecasts as of December 2010, we estimated our initial public offering date to be in the first quarter of 2011, resulting in a decrease of expected time leading to a liquidity event. The proximity in time of this offering to the date of the valuation increased the liquidity of our shares and hence lowered DLOM from 16% as of June 2010 to 8% as of December 2010. We believe this factor contributed approximately 15% of the increase in the fair value of our ordinary shares during this period.

The increase in the fair value of our ordinary shares from June 30, 2010 to January 1, 2011 was in line with the overall appreciation in the market value of the shares of China-based publicly-traded companies, as a result of the improved market sentiment towards those companies and the recovery of the global financial market during 2010. For instance, the NASDAQ China Index generally increased in 2010 and closed at 166.47 on June 30, 2010 and 195.23 on December 31, 2010. The market capitalization of our closest China-based comparables on average increased by 43% during such period.

The determined fair value of the ordinary shares increased from $5.01 per share as of January 1, 2011 to $7.67 per share, based on the mid-point of the estimated range of the initial public offering price. We believe the increase in fair value was primarily attributable to the following factors:

•                  We have achieved significant business development since January 2011, which we believe contributed approximately 70% to 85% of the increase in the fair value of our ordinary shares.

¡                                         360 Safe Browser and 360 Personal Start-up Page, two of our key platform products, achieved stronger growth in their active user base than what had been expected for the January 2011 valuation. In connection with the January 2011 valuation, we forecast that the daily active users of 360 Safe Browser would increase 42% from the end of December 2010 to 52 million in December 2011. 360 Safe Browser’s daily active users reached 56 million as of March 10, 2011, exceeding our original year-end target in less than three months. In connection with the January 2011 valuation, we forecast that the daily active users of 360 Personal Start-up Page would increase 55% from the end of December 2010 to 45 million at the end of 2011. As of March 10, 2011, 360 Personal Start-up Page’s daily active users reached 40 million in less than three months, which suggests that we had underestimated the success of this product at the time of the January 2011 valuation. We expect that the increase in the active user base of these two platform products will generate more revenue and net income in 2011 and future periods.

¡                                         Furthermore, in late February 2011, we formulated our open platform strategy to further monetize our large user base to grow revenue. Under this new strategy, we accelerated the development of our web game open platform, increasing the web games offered to 46 in the first quarter of 2011, an increase of 84% from year end 2010 and significantly exceeding prior expectations. In February 2011, we also launched our group-buy open platform, and attracted over 200 group-buy websites to our platform within the first 10 days. The launch of our group-buy platform was not in our January 2011 business plan. Under the open platform strategy, we also accelerated the launch of our Desktop PC App store to early March from the originally scheduled year end 2011. Since its launch on March 1, 2011, the Desktop PC App store has offered more than 400 applications developed by over 40 third-party application developers. The launch of the Desktop PC App store was not in our January 2011 business plan. We believe that the Desktop PC App store will provide substantial monetization opportunities to further grow our revenue.

•                  The initial public offering will create a public market for our ordinary shares, and eliminate the 8% DLOM that was used in the January 2011 valuation. Upon the completion of this offering, the conversion of our preferred shares and the corresponding elimination of liquidation and other preferences will also contribute to the increase in the value of our ordinary shares. Furthermore, the completion of this offering will provide us with additional capital and give us greater access to the capital markets when needed. Upon the completion of this offering, we will be able to raise funds through public offerings for purposes such as the acquisitions of businesses. Our publicly listed securities also serve as an attractive currency in pursuing acquisitions opportunities. In addition, such equity currency will be an attractive form of compensation given the liquidity of the shares issued. Equity compensation arrangements allow an enterprise to conserve cash and increase loyalty and motivation of our employee, which are critical to the success of our business. In anticipation of a successful initial public offering, we expect to further enhance our brand awareness and raise our profile to secure additional business and investment opportunities. We believe this factor contributed approximately 15% to 30% of the increase in the fair value of our ordinary shares during this period.

The increase in the fair value of our ordinary shares since January 1, 2011 was in line with the overall appreciation in the market value of the shares of China-based publicly-traded companies, as a result of the further improved market sentiment towards those companies since January 2011. For instance, the NASDAQ China Index increased by 8.4% from December 31, 2010 to March 15, 2011. The average market capitalization of the five largest China-based Internet companies by market capitalization increased by 22.5% during the same period.

Furthermore, in accordance with paragraph 113 of the Practice Aid, we believe that the ultimate initial public offering price itself is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering as increases in enterprise value may be attributed partly to (i) changes in the amount and relative timing of future net cash flows (estimated and actual) as the enterprise successfully executes its business plan and responds to risks and opportunities in the market, and (ii) a reduction in the risk associated with achieving projected results.